Exhibit 99.1

Rogers Reports Fourth Quarter 2011 Financial and Operating Results

Fourth Quarter Adjusted Operating Profit up 3%, Adjusted EPS up 17% to $0.70;

Wireless Revenue up 2% with Postpaid Wireless Net Subscriber Additions of 42,000 Driven by Record

Number of New Smartphone Customers and iPhone Activations;

Cable Operations Revenue up 3% on 59% Increase in Total Cable Service Unit Net Additions While Margins

of 48% Reflect Ongoing Realization of Cost Efficiencies;

Media Revenue Growth of 3% Reflects Slowing in Ad Market but New Initiatives and Cost Controls Combine

to Drive Adjusted Operating Profit Growth of 83%;

$564 million of Cash Returned to Shareholders Through Combination of Dividends and Share Buybacks

TORONTO (February 22, 2012) — Rogers Communications Inc. today announced its consolidated financial and operating results for the three and twelve months ended December 31, 2011, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights are as follows:

	Three months ended December 31			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2011	2010	% Chg	2011	2010	% Chg

Operating revenue	$3,177	$3,138	1	$12,428	$12,142	2
Adjusted operating profit(1)(2)	1,094	1,064	3	4,716	4,635	2
Adjusted net income(2)	372	338	10	1,747	1,678	4
Adjusted earnings per share(2)	$0.70	$0.60	17	$3.22	$2.91	11
Adjusted diluted earnings per share(2)	$0.70	$0.60	17	$3.19	$2.89	10

Operating profit(1)	$1,037	$1,073	(3)	$4,571	$4,531	1
Net income	327	302	8	1,563	1,502	4
Earnings per share	$0.62	$0.54	15	$2.88	$2.61	10
Diluted earnings per share	$0.61	$0.50	22	$2.86	$2.59	10

(1)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.

(2)

For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; (iv) other items (net) and (v) in respect of net income and earnings per share, loss on the repayment of long-term debt, impairment of assets and the related income tax impact of the above amounts.

“During the fourth quarter we sold a record number of new wireless smartphones and increased the number of total cable service unit net additions by 59% versus last year in the face of intense competition, while at the same time we held our expenditures in solid check enabling us to continue to deliver healthy margins,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “We not only continued our growth during 2011, but we also met our adjusted operating profit and free cash flow targets which enabled the returning of more than $1.9 billion of cash to shareholders through a combination of increased dividends and continued share buybacks, while at the same time further strengthening our already healthy balance sheet.”

Highlights of the fourth quarter of 2011 include the following:

•

Generated consolidated quarterly revenue growth of 1%, with Wireless revenue growth of 2%, Cable Operations revenue growth of 3%, and Media revenue growth of 3%, versus the same quarter last year. Adjusted operating profit increased from the prior year by 83% at Media and by 8% at Cable Operations, but

Rogers Communications Inc.	1	Fourth Quarter 2011 Earnings Release

was offset by a 5% decline at Wireless primarily reflecting the upfront costs associated with a record number of smartphone activations and iPhone sales and a decline in voice average monthly revenue per user (“ARPU”).

•

Wireless data revenue grew by 19% and net postpaid subscriber additions totalled 42,000, helping drive wireless data revenue to now comprise 37% of Wireless network revenue. During the fourth quarter, Wireless activated 791,000 additional smartphones, of which approximately 35% were for subscribers new to Wireless, compared to 635,000 in the prior year quarter. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 56% of the overall postpaid subscriber base as at December 31, 2011, up from 41% as at December 31, 2010.

•

Rogers announced that Canada’s first and largest Long Term Evolution (“LTE”) 4G broadband wireless network service is now available in even more cities in Ontario, British Columbia and Quebec. LTE is a next generation technology that enables unparalleled connectivity, offering speeds that are between three and four times faster than HSPA+ with peak theoretical download rates of up to 150 Megabits per second (“Mbps”) and upload speeds of up to 70 Mbps. During the summer of 2011, Rogers was first to launch LTE in Canada in Ottawa followed by Toronto, Montreal and Vancouver, and today more than eleven million Canadians already have access to Rogers’ continually expanding LTE network.

•

Rogers introduced Rogers Live TV in beta, a service that lets customers stream live TV channels on their iPads. Marking another Canadian industry first, Rogers Live TV streaming app gives customers the freedom to watch shows from anywhere in the home, offering a seamless entertainment experience. Rogers Live TV app is another exciting component of Rogers’ TV Anywhere vision and lets customers experience live TV on their tablets seamlessly and as part of their current entertainment package.

•

Rogers announced the launch of its cable Digital Starter Pack trial in London, Ontario, an innovative, new trial that gives Rogers cable customers a new level of choice and flexibility. Rogers Digital Starter Pack offers customized programming choices that give customers more flexibility combined with all the benefits of reliable, digital cable, including Rogers On Demand. The Rogers Digital Starter Pack delivers a standard set of 86 core TV channels, including government mandated channels. Customers can order the Digital Starter Pack and then choose any additional 15, 20, or 30 channels from more than 100 options.

•

Rogers On Demand TV app became available on Microsoft’s newly designed Xbox 360 LIVE dashboard bringing Rogers On Demand to the gaming console, and is one of many new TV innovations expected from Rogers in the coming months. The Rogers On Demand TV app, free for Rogers’ cable TV customers, already includes over 1,000 hours of video content.

•

Rogers announced that it, along with Bell Canada, is jointly acquiring a net 75 percent equity interest in Maple Leaf Sports and Entertainment (“MLSE”) being sold by the Ontario Teachers’ Pension Plan. The investment advances Rogers’ strategy to deliver highly sought-after content anywhere, anytime, on any platform across our advanced broadband and wireless networks and our media assets, while continuing to strengthen and enhance the value of our Sportsnet media brands. MLSE is Canada’s preeminent leader in delivering top quality sports and entertainment experiences through its ownership of the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’s Toronto FC, and the AHL’s Toronto Marlies, along with sports entertainment venues and specialty television networks. Rogers’ net cash commitment, following a planned leveraged recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE, and will be funded with currently available liquidity.

•

Media announced the launch of yet another digital media property, RDeals, a new daily deals offering that brings local and national deals to Canadians with significant discounts. RDeals offers quality-branded products and services at discount prices, including food, fashion, technology, vacations, spa treatments, fitness classes, and more. This new initiative enables Rogers to extend its leadership in digital media by combining online advertising with technology solutions to connect brands with audiences.

•

Media launched its CityNews Channel, a new 24-hour, interactive, local news channel in Toronto leveraging trusted news brands Citytv, 680News and Maclean’s and also launched the FX (Canada) specialty channel, which delivers acclaimed programming including FX original series and movies together with original Canadian programming.

Rogers Communications Inc.	2	Fourth Quarter 2011 Earnings Release

•

We introduced Rogers Youth Fund – a corporate wide initiative that supports Canadian youth and education. This represents Rogers’ national commitment to help Canada’s youth overcome barriers to education, empowering them to succeed in the classroom and beyond. The program’s goal is to help youth between the ages of 12 and 19, especially those who are at-risk due to poverty, isolation, having to adjust to a new language and culture, or who are facing challenges at home.

•

Generated $200 million of consolidated free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures, interest on long-term debt (net of capitalization) and cash income taxes, reflecting steady levels of adjusted operating profit being offset by an increased level of PP&E expenditures and cash income taxes paid. For the full year 2011, free cash flow totalled $1,851 million.

•

Repurchased 10 million RCI Class B Non-Voting shares for $374 million during the quarter under our $1.5 billion share buyback authorization, and paid dividends on our common shares totalling $190 million, in total returning $564 million of cash to Rogers shareholders during the quarter. During the full year, we repurchased 31 million of our Class B Non-Voting common shares for $1.1 billion and paid dividends totalling $758 million, in total returning $1.9 billion of cash to shareholders.

•

Rogers also announced today that our Board of Directors has approved an 11% increase in the annualized dividend to $1.58 per share effective immediately, and that it has approved a renewed share buyback program for the repurchase of up to $1.0 billion of RCI shares on the open market during the next twelve months.

This earnings release should be read in conjunction with our 2010 Annual MD&A and our 2010 Audited Annual Consolidated Financial Statements and Notes thereto, as well as our 2011 quarterly interim financial statements and other recent securities filings available on SEDAR at sedar.com or at rogers.com/investors.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated. Comparative amounts for 2010 included in this earnings release have been conformed to reflect our adoption of IFRS, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been conformed and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Concurrent with the impact of the transition to IFRS, we made certain changes to our reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are reported as follows: the results of the Video retailing portion are now presented as a separate operating sub-segment under the Cable segment, and the portions related to retail distribution of wireless and cable products and services are now included in the results of operations of Wireless and Cable Operations, respectively. In addition, certain intercompany transactions between the Rogers Business Solutions (“RBS”) segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are now recorded as cost recoveries in RBS beginning January 1, 2011. While there is no change to the consolidated results or to the adjusted operating profit of RBS, as a result of this second change, the reported revenue of RBS is lower as intercompany sales are no longer included. Comparative figures for 2010 have been reclassified to conform to the current year’s presentation of both changes discussed above.

As this earnings release includes forward-looking statements and assumptions, readers should carefully review the section of this earnings release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this earnings release, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Sportsnet, Sportsnet ONE, Sportsnet World television network, The Shopping Channel, the OMNI television stations,

Rogers Communications Inc.	3	Fourth Quarter 2011 Earnings Release

Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; Digital Media, which provides digital advertising solutions to over 1,000 websites; Rogers Publishing, which produces 54 consumer, trade and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this earnings release, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Fourth Quarter 2011 Earnings Release

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2011	2010(1)	% Chg	2011	2010(1)	% Chg

Operating revenue
Wireless	$1,826	$1,788	2	$7,138	$6,973	2
Cable
Cable Operations	838	811	3	3,309	3,190	4
RBS	93	111	(16)	405	452	(10)
Video	22	32	(31)	82	143	(43)
	953	954	-	3,796	3,785	-
Media	428	416	3	1,611	1,461	10
Corporate items and eliminations	(30)	(20)	50	(117)	(77)	52
Total operating revenue	3,177	3,138	1	12,428	12,142	2

Adjusted operating profit (loss)(2)
Wireless	670	704	(5)	3,036	3,173	(4)
Cable
Cable Operations	403	372	8	1,549	1,419	9
RBS	20	12	67	86	40	115
Video	(7)	(20)	(65)	(23)	(33)	(30)
	416	364	14	1,612	1,426	13
Media	44	24	83	180	131	37
Corporate items and eliminations	(36)	(28)	29	(112)	(95)	18
Adjusted operating profit(2)	1,094	1,064	3	4,716	4,635	2
Stock-based compensation (expense) recovery(3)	(34)	26	n/m	(64)	(50)	28
Settlement of pension obligations(4)	-	-	n/m	(11)	-	n/m
Integration, restructuring and acquisition expenses(5)	(23)	(22)	5	(70)	(40)	75
Other items, net(6)	-	5	n/m	-	(14)	n/m
Operating profit(2)	1,037	1,073	(3)	4,571	4,531	1
Other income and expense, net(7)	710	771	(8)	3,008	3,029	(1)
Net income	$327	$302	8	$1,563	$1,502	4

Basic earnings per share(2)	$0.62	$0.54	15	$2.88	$2.61	10
Diluted earnings per share(2)	$0.61	$0.50	22	$2.86	$2.59	10

As adjusted:(2)
Net income	$372	$338	10	$1,747	$1,678	4
Basic earnings per share	$0.70	$0.60	17	$3.22	$2.91	11
Diluted earnings per share	$0.70	$0.60	17	$3.19	$2.89	10

Additions to property, plant and equipment (“PP&E”)(2)
Wireless	$347	$346	-	$1,192	$937	27
Cable
Cable Operations	231	157	47	748	611	22
RBS	13	13	-	55	38	45
Video	-	8	n/m	-	13	n/m
	244	178	37	803	662	21
Media	31	15	107	61	38	61
Corporate(8)	31	52	(40)	71	197	(64)
Total additions to PP&E	$653	$591	10	$2,127	$1,834	16

(1)

The comparative figures for 2010 have been reclassified to conform to the current period’s presentation. Rogers adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to wireless and cable products and services are included in the results of operations of Wireless and Cable Operations, respectively. In addition, commencing January 1, 2011, certain intercompany transactions between the RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS and the comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired business; and (iii) the closure of certain Video stores and other exit costs.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(8)	See the section entitled “Additions to PP&E”.

n/m: not meaningful.

Rogers Communications Inc.	5	Fourth Quarter 2011 Earnings Release

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Network revenue	$1,641	$1,641	-	$6,601	$6,526	1
Equipment sales	185	147	26	537	447	20
Total operating revenue	1,826	1,788	2	7,138	6,973	2

Operating expenses before the undernoted
Cost of equipment sales	465	404	15	1,425	1,225	16
Other operating expenses	691	680	2	2,677	2,575	4
	1,156	1,084	7	4,102	3,800	8
Adjusted operating profit(2)	670	704	(5)	3,036	3,173	(4)
Stock-based compensation (expense) recovery(3)	(5)	2	n/m	(10)	(12)	(17)
Settlement of pension obligations(4)	-	-	n/m	(2)	-	n/m
Integration, restructuring and acquisition expenses(5)	(3)	(1)	200	(16)	(5)	n/m
Other items, net(6)	-	5	n/m	-	(5)	n/m
Operating profit(2)	$662	$710	(7)	$3,008	$3,151	(5)

Adjusted operating profit margin as
% of network revenue(2)	40.8%	42.9%		46.0%	48.6%

Additions to PP&E(2)	$347	$346	-	$1,192	$937	27

Data revenue included in network revenue	$600	$505	19	$2,325	$1,832	27

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in the Wireless results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands,	Three months ended December 31,			Twelve months ended December 31,
except ARPU, churn and usage)	2011	2010	Chg	2011	2010	Chg

Postpaid
Gross additions	377	344	33	1,449	1,330	119
Net additions	42	49	(7)	269	319	(50)
Total postpaid retail subscribers(1)	7,574	7,325	249	7,574	7,325	249
Monthly churn	1.49%	1.35%	0.14%	1.32%	1.18%	0.14%
Average monthly revenue per user (“ARPU”)(2)	$68.63	$71.31	$(2.68)	$70.26	$72.62	$(2.36)

Prepaid
Gross additions	191	221	(30)	845	731	114
Net additions	5	74	(69)	109	147	(38)
Total prepaid retail subscribers	1,761	1,652	109	1,761	1,652	109
Monthly churn	3.51%	3.04%	0.47%	3.64%	3.18%	0.46%
ARPU(2)	$16.85	$16.09	$0.76	$16.02	$16.10	$(0.08)

Blended ARPU(2)	$58.82	$61.31	$(2.49)	$60.20	$62.62	$(2.42)
Blended average monthly minutes of usage	471	477	(6)	466	478	(12)

(1)

In the second quarter of 2011, a change in operating policy resulted in a one-time decrease to the wireless postpaid subscriber base of approximately 20,000. These subscribers are not included in postpaid net additions or churn for the year ended December 31, 2011.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	6	Fourth Quarter 2011 Earnings Release

Wireless Subscribers and Network Revenue

For the three months ended December 31, 2011, Wireless activated and upgraded approximately 791,000 smartphones compared to approximately 635,000 in the fourth quarter of 2010. This is the highest number of smartphone activations and upgrades that Wireless has ever reported in a quarter. These smartphones were predominantly iPhone, BlackBerry and Android devices, of which approximately 35% were for subscribers new to Wireless during the quarter. These additions increased the percentage of subscribers with smartphones to 56% of the overall postpaid subscriber base at December 31, 2011, compared to 41% as at December 31, 2010. These subscribers generally commit to new multi-year term contracts, typically generate ARPU nearly twice that of voice only subscribers, and churn at lower rates than voice only subscribers.

The year-over-year decrease in overall subscriber net additions for the quarter primarily reflects an increase in the level of churn associated with heightened competitive intensity.

The relatively unchanged Wireless network revenue for the three months ended December 31, 2011 predominantly reflects the continued growth of Wireless’ subscriber base and the increased adoption and usage of wireless data services, offset by a decrease in voice ARPU in large part driven by the heightened competitive intensity as discussed below.

For the three months ended December 31, 2011, wireless data revenue increased by approximately 19% from the corresponding period of 2010, to $600 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, wireless laptops and tablet devices, which drive increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. The sequential slowing of the wireless data revenue growth rate from the third to fourth quarter primarily reflects reductions in data roaming revenue related to outbound wireless data roaming value packages that were recently introduced combined with the general level of competitive intensity. For the three months ended December 31, 2011, wireless data revenue represented approximately 37% of total network revenue, compared to approximately 31% in the corresponding period of 2010.

Year-over-year ARPU decreased by 4%, which reflects declines in wireless voice revenues, primarily offset by higher wireless data and feature revenues. Driving this decline was a 12% decrease in the wireless voice component of ARPU which was primarily due to the general level of competitive intensity in the wireless voice services market, and was partially offset by a 14% increase in wireless data ARPU.

Wireless Equipment Sales

The increase in revenue from equipment sales for the three months ended December 31, 2011, including activation fees and net of equipment subsidies, versus the corresponding period of 2010, reflects the increase in the number of smartphone activations, in particular iPhones, to the highest levels ever reported as discussed above.

Rogers Communications Inc.	7	Fourth Quarter 2011 Earnings Release

Wireless Operating Expenses

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Operating expenses
Cost of equipment sales	$465	$404	15	$1,425	$1,225	16
Other operating expenses	691	680	2	2,677	2,575	4
Operating expenses before the undernoted	1,156	1,084	7	4,102	3,800	8
Stock-based compensation expense (recovery)(1)	5	(2)	n/m	10	12	(17)
Settlement of pension obligations(2)	-	-	n/m	2	-	n/m
Integration, restructuring and acquisition expenses(3)	3	1	200	16	5	n/m
Other items, net(4)	-	(5)	n/m	-	5	n/m
Total operating expenses	$1,164	$1,078	8	$4,130	$3,822	8

(1)	See the section entitled “Stock-based Compensation”.
(2)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(3)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

(4)	Relates to the resolution of obligations and accruals relating to prior periods.

The increase in cost of equipment sales for the three months ended December 31, 2011, compared to the corresponding period of 2010, was the result of an increased number of iPhone upgrades due to the launch of the iPhone 4S in the fourth quarter this year compared to the launch of the iPhone 4 in the third quarter of 2010. In the last half of 2011 we sold 16% more iPhones and sold 20% more smartphones than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $238 million in the three months ended December 31, 2011, compared to $256 million in the corresponding period of 2010. The changes for the three month period primarily reflect revenues from the introduction of an advanced hardware upgrade program, partially offset by higher smartphone volume and mix, which was primarily due to the timing of the launch of the iPhone 4S, as discussed above.

The modest year-over-year increase in other operating expenses for the three months ended December 31, 2011 excluding retention spending discussed above, was driven by higher customer care and network costs associated with a larger subscriber base, as well as higher sales and marketing costs. These increases were predominantly offset by efficiency gains resulting from cost reduction initiatives across various functions.

Wireless Adjusted Operating Profit

The 5% year-over-year decrease in adjusted operating profit and the 41% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended December 31, 2011 primarily reflect the increase in equipment costs associated with the record high volume of smartphone sales and activations as discussed above.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Additions to PP&E
Capacity	$151	$146	3	$628	$446	41
Quality	93	103	(10)	250	284	(12)
Network - other	24	38	(37)	61	61	-
Information technology and other	79	59	34	253	146	73
Total additions to PP&E	$347	$346	-	$1,192	$937	27

Rogers Communications Inc.	8	Fourth Quarter 2011 Earnings Release

Wireless PP&E additions for the three months ended December 31, 2011 reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our LTE and HSPA+ networks. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Quality also includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

Wireless PP&E additions was flat for the three months ending December 31, 2011 due to lower network investments for development work on new voice platform capabilities offset by higher information technology investments on our customer billing systems and platforms for new services.

Rogers Communications Inc.	9	Fourth Quarter 2011 Earnings Release

CABLE

Summarized Cable Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Cable Operations(2)	$838	$811	3	$3,309	$3,190	4
RBS	93	111	(16)	405	452	(10)
Video	22	32	(31)	82	143	(43)
Total operating revenue	953	954	-	3,796	3,785	-

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	403	372	8	1,549	1,419	9
RBS	20	12	67	86	40	115
Video	(7)	(20)	(65)	(23)	(33)	(30)
Adjusted operating profit(3)	416	364	14	1,612	1,426	13
Stock-based compensation (expense) recovery(4)	(5)	5	n/m	(9)	(7)	29
Settlement of pension obligations(5)	-	-	n/m	(5)	-	n/m
Integration, restructuring and acquisition expenses(6)	(16)	(10)	60	(39)	(23)	70
Other items, net(7)	-	-	n/m	-	(5)	n/m
Operating profit(3)	$395	$359	10	$1,559	$1,391	12

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	48.1%	45.9%		46.8%	44.5%
RBS	21.5%	10.8%		21.2%	8.8%
Video	(31.8%)	(62.5%)		(28.0%)	(23.1%)

Additions to PP&E(3)
Cable Operations(2)	$231	$157	47	$748	$611	22
RBS	13	13	-	55	38	45
Video	-	8	n/m	-	13	n/m
Total additions to PP&E	$244	$178	37	$803	$662	21

(1)

The operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) and Compton Cable T.V. Ltd. (“Compton”) are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively. The operating results of Blink Communications Inc. (“Blink”) and Atria Networks LP (“Atria”) are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.

(2)	Cable Operations segment includes Cable Television, Internet and Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(6)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) the closure of certain Video stores and lease exit costs.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	10	Fourth Quarter 2011 Earnings Release

CABLE OPERATIONS

Summarized Financial Results

	48.1	48.1	48.1	48.1	48.1	48.1
	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Cable Television	$481	$470	2	$1,904	$1,835	4
Internet	239	217	10	927	848	9
Home Phone	118	124	(5)	478	507	(6)
Total Cable Operations operating revenue	838	811	3	3,309	3,190	4

Operating expenses before the undernoted
Cost of equipment sales	10	12	(17)	29	41	(29)
Other operating expenses	425	427	-	1,731	1,730	-
	435	439	(1)	1,760	1,771	(1)
Adjusted operating profit(2)	403	372	8	1,549	1,419	9
Stock-based compensation (expense) recovery(3)	(5)	5	n/m	(9)	(7)	29
Settlement of pension obligations(4)	-	-	n/m	(4)	-	n/m
Integration, restructuring and acquisition expenses(5)	(2)	-	n/m	(8)	(3)	167
Other items, net(6)	-	-	n/m	-	(7)	n/m
Operating profit(2)	$396	$377	5	$1,528	$1,402	9

Adjusted operating profit margin(2)	48.1%	45.9%		46.8%	44.5%

(1)	The operating results of Kincardine and Compton are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions.
(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	11	Fourth Quarter 2011 Earnings Release

Summarized Subscriber Results

	3,754	3,754	3,754	3,754	3,754	3,754
	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2011	2010	Chg	2011	2010	Chg

Cable homes passed(1)	3,754	3,708	46	3,754	3,708	46

Television
Net additions (losses)	(6)	(4)	(2)	(14)	4	(18)
Total television subscribers(1)	2,297	2,305	(8)	2,297	2,305	(8)

Digital cable
Households, net additions	10	14	(4)	39	67	(28)
Total digital cable households(1)	1,777	1,733	44	1,777	1,733	44

Cable high-speed Internet
Net additions(2)	25	13	12	83	64	19
Total cable high-speed Internet subscribers(1)(2)	1,793	1,686	107	1,793	1,686	107

Cable telephony lines
Net additions and migrations	8	8	-	45	66	(21)
Total cable telephony lines(1)	1,052	1,003	49	1,052	1,003	49

Total cable service units(3)
Net additions	27	17	10	114	134	(20)
Total cable service units	5,142	4,994	148	5,142	4,994	148

Circuit-switched lines
Net losses and migrations to cable telephony platform	-	(9)	9	(12)	(48)	36
Total circuit-switched lines(4)	-	46	(46)	-	46	(46)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households, 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from our acquisition of Compton. These subscribers are not included in net additions, but are included in the ending total balance for the three and twelve months ended December 31, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)

Effective April 1, 2011, approximately 20,000 wholesale cable Internet subscribers which were previously included in RBS are now included in Cable Operations. The transfer of these 20,000 subscribers was recorded as an adjustment to the total subscriber base for the twelve months ended December 31, 2011. Incremental subscriber activity for this base is included in net additions for the twelve months ending December 31, 2011.

(3)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(4)

During the three and twelve months ended December 31, 2011, approximately 1,000 and 34,000 circuit-switched lines, respectively, were migrated to third-party resellers, with the exception of approximately 3,000 which were migrated to RBS in the first quarter of 2011. These migrations are not included in net losses and migrations, but are included in the ending total balance for the three and twelve months ended December 31, 2011.

Cable Television Revenue

The increase in Cable Television revenue for the three months ended December 31, 2011, compared to the corresponding period of 2010, reflects pricing changes made in March 2011, together with continued increase in penetration of our digital cable product offerings and greater usage of on-demand and pay-per-view services.

The digital cable subscriber base grew by 3% and represented 77% of the television subscriber base as at December 31, 2011, compared to 75% as at December 31, 2010. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and Cable Television revenue.

Cable expects to begin a substantial conversion of the remaining analog cable customers onto its digital cable platform during 2012 and 2013. This migration will enable the reclamation of significant amounts of network capacity as well as reduce network operating and maintenance costs going forward. The migration will entail incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three months ended December 31, 2011 reflects the increase in the Internet subscriber base, combined with Internet service pricing changes made over the previous twelve months. Also impacting the increase is the timing of promotional programs, a general movement by subscribers towards higher end tiers and a modest increase in revenue from additional usage.

Rogers Communications Inc.	12	Fourth Quarter 2011 Earnings Release

With the high-speed Internet customer-base at approximately 1.8 million subscribers, Internet penetration is approximately 48% of the homes passed by our cable networks and 78% of our television subscriber base, as at December 31, 2011.

Home Phone Revenue

The year-over-year decrease in Home Phone revenue for the three months ended December 31, 2011, reflects the declines in revenue associated with the legacy circuit-switched telephony base that Cable has divested over the past five quarters. The decline was partially offset by the increase in the cable telephony Home Phone customer base combined with price changes in March 2011.

Excluding the impact of the declining circuit-switched telephony business that Cable has divested as described below, the year-over-year revenue growth for Home Phone and for Cable Operations for the three months ended December 31, 2011 would have been 3% and 5%, respectively.

Cable telephony Home Phone lines in service grew 5% from December 31, 2010 to December 31, 2011. At December 31, 2011, cable telephony lines represented 28% of the homes passed by our cable networks and 46% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As a result, in the third quarter of 2010, it announced that it was divesting the assets of its off-net circuit-switched telephony business where services cannot be provided over Rogers’ own cable network facilities. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated to a third-party reseller starting late in the third quarter of 2010 and was completed during the fourth quarter of 2011, resulting in a decline of 46,000 lines in the legacy circuit-switched telephony base from December 31, 2010. During the three and twelve months ended December 31, 2011, approximately 1,000 and 34,000 circuit-switched lines were migrated to third-party resellers, with the exception of 3,000 which were migrated to RBS in the first quarter of 2011. For the three and twelve months ended December 31, 2011, the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $2 million and $15 million, respectively, whereas the circuit-switched telephony revenues in the three and twelve months ended December 31, 2010 totalled approximately $11 million and $61 million, respectively.

Cable Operations Operating Expenses

Cable Operations’ operating expenses decreased slightly for the three months ended December 31, 2011, compared to the corresponding period of 2010, due to timing of expenses, cost reduction and efficiency initiatives across various functions, with activity driven costs generally benefiting from lower customer churn versus the same period in the prior year. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

Cable Operations’ adjusted operating profit margin was 48.1% for the three months ended December 31, 2011, compared to 45.9% in the corresponding period of 2010. The year-over-year growth in adjusted operating profit was primarily the result of the revenue and cost changes described above.

Rogers Communications Inc.	13	Fourth Quarter 2011 Earnings Release

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue	$93	$111	(16)	$405	$452	(10)

Operating expenses before the undernoted	73	99	(26)	319	412	(23)
Adjusted operating profit(2)	20	12	67	86	40	115
Settlement of pension obligations(3)	-	-	n/m	(1)	-	n/m
Integration, restructuring and acquisition expenses(4)	(11)	(9)	22	(17)	(13)	31
Operating profit(2)	$9	$3	200	$68	$27	152

Adjusted operating profit margin(2)	21.5%	10.8%		21.2%	8.8%

(1)	The operating results of Blink and Atria are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)

Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and outsourcing of certain functions; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) other exit costs.

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2011	2010	Chg	2011	2010	Chg

Local line equivalents(1)
Total local line equivalents	109	146	(37)	109	146	(37)

Broadband data circuits(2)(3)
Total broadband data circuits	32	42	(10)	32	42	(10)

(1)

Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each. The amount includes approximately nil and 3,000 circuit-switched lines which were migrated from Cable Operations to RBS during the three and twelve months ended December 31, 2011, respectively.

(2)

Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3. Effective April 1, 2011, approximately 20,000 circuits which were previously included in RBS are now included in Cable. These subscribers were removed from the ending balance for the three and twelve months ended December 31, 2011.

(3)	On January 4, 2011, RBS acquired approximately 4,000 broadband data circuits from its acquisition of Atria, and these are reflected in the total amounts shown.

RBS Revenue

The decrease in RBS revenue for the three months ended December 31, 2011, primarily reflects the planned decline in certain categories of the lower margin legacy business, partially offset by the growth in next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities utilizing both the acquired Atria and Blink networks and Cable’s existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. The lower margin off-net legacy business, which includes long-distance, local and certain legacy data services, continues to decline and was down 40% for the quarter and 32% for the year. In comparison, the higher margin next generation business was up 14% and 11%, respectively. For the three and twelve months ended December 31, 2011, the acquisition of Atria contributed revenue of $17 million and $72 million, respectively.

RBS Operating Expenses

The decrease in operating expenses for the three months ended December 31, 2011, compared to the corresponding period of 2010, reflects the planned decrease in legacy services related costs due to lower volumes and subscriber levels, permanent cost reductions resulting from a 2010 restructuring of the employee base, lower sales within certain customer segments, and operating efficiencies stemming from the integration of Blink and Atria.

Rogers Communications Inc.	14	Fourth Quarter 2011 Earnings Release

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit reflects the acquisition of the higher margin Atria and Blink on-net data businesses, and the RBS focus on growing its on-net next generation data revenue. This strategic shift has more than offset the planned declines in the lower margin legacy voice and data services. Cost reductions and efficiency initiatives across various functions have also contributed to higher operating profit and adjusted operating profit margins in the quarter. For the three and twelve months ended December 31, 2011, the acquisition of Atria contributed adjusted operating profit of $10 million and $43 million, respectively, contributing to the growth of the next generation services market, including data and Internet.

VIDEO

Summarized Financial Results

	(38.9)	(38.9)	(38.9)	(38.9)	(38.9)	(38.9)
	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011	2010	% Chg	2011	2010	% Chg

Operating revenue	$22	$32	(31)	$82	$143	(43)

Operating expenses before the undernoted	29	52	(44)	105	176	(40)
Adjusted operating loss(1)	(7)	(20)	(65)	(23)	(33)	(30)
Integration, restructuring and acquisition expenses(2)	(3)	(1)	200	(14)	(7)	100
Other items, net(3)	-	-	n/m	-	2	n/m
Operating loss(1)	$(10)	$(21)	(52)	$(37)	$(38)	(3)

Adjusted operating loss margin(1)	(31.8% )	(62.5% )		(28.0% )	(23.1% )

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) the closure of certain Video stores.
(3)	Relates to the resolution of accruals relating to prior periods.

Video Revenue

The results of the Video segment include our video and game sale and rental business which has been, and continues to be, restructured and downsized coinciding with the declining market opportunity. The decrease in Video revenue for the three months ended December 31, 2011, compared to the corresponding period of 2010, was the result of a continued decline in video rental and sales activity and the reduction of nearly 20% in the number of store locations since the start of 2010.

Video Adjusted Operating Loss

The adjusted operating loss at Video decreased for the three months ended December 31, 2011, compared to the corresponding period of 2010, reflecting the expected reduction of revenues and expenses, as discussed above.

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Additions to PP&E
Customer premise equipment	$70	$35	100	$225	$234	(4)
Scalable infrastructure	86	67	28	267	201	33
Line extensions	15	13	15	47	43	9
Upgrades and rebuild	5	6	(17)	13	20	(35)
Support capital	55	36	53	196	113	73
Total Cable Operations	231	157	47	748	611	22
RBS	13	13	-	55	38	45
Video	-	8	n/m	-	13	n/m
Total additions to PP&E	$244	$178	37	$803	$662	21

Rogers Communications Inc.	15	Fourth Quarter 2011 Earnings Release

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The increase in Cable Operations PP&E additions for the three months ended December 31, 2011, compared to the corresponding period of 2010, resulted from higher CPE, scalable infrastructure and support capital expenditures due to projects associated with quality related investments on IPv6 compliance initiatives, timing of spend on infrastructure projects and development work on new video platform capabilities. Support capital investments that contributed to the increase relate to customer billing systems and platforms for new services. Higher investments in set-top boxes due to higher subscriber activity, partially offset by lower unit pricing, contributed to the increase in CPE for the three months ended December 31, 2011.

RBS PP&E additions on customer networks and support capital were flat for the three months ended December 31, 2011, compared to the corresponding period of 2010.

Rogers Communications Inc.	16	Fourth Quarter 2011 Earnings Release

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue	$428	$416	3	$1,611	$1,461	10

Operating expenses before the undernoted	384	392	(2)	1,431	1,330	8
Adjusted operating profit(2)	44	24	83	180	131	37
Stock-based compensation (expense) recovery (3)	(4)	3	n/m	(9)	(10)	(10)
Settlement of pension obligations(4)	-	-	n/m	(3)	-	n/m
Integration, restructuring and acquisition expenses(5)	(3)	(11)	(73)	(14)	(12)	17
Other items, net(6)	-	-	n/m	-	(4)	n/m
Operating profit(2)	$37	$16	131	$154	$105	47

Adjusted operating profit margin(2)	10.3%	5.8%		11.2%	9.0%

Additions to PP&E(2)	$31	$15	107	$61	$38	61

(1)

The operating results of BV! Media Inc. (“BV Media”), BOUNCE, and BOB-FM are included in Media’s results of operations from the dates of acquisition on October 1, 2010, January 31, 2011 and January 31, 2011, respectively.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.
(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Media Revenue

The increase in Media’s revenue for the three months ended December 31, 2011 compared to the corresponding period of 2010 was mainly the result of increased advertising sales and new subscriber fees generated from Sportsnet ONE. For the three months ended December 31, 2011, Radio, Sportsnet, and Television, all contributed to the growth in revenue which was partially offset by declines at Publishing and Sports Entertainment, and relatively flat year-over-year sales at The Shopping Channel. The sequential slowing in the rate of Media’s revenue growth from 10% in the third quarter of 2011 to 3% in the current quarter primarily reflects the slow-down in advertising market activity stemming from uncertainty associated with negative global economic news and the partial disposition of the trade publication portfolio in the second quarter of 2011.

Media Operating Expenses

Media’s operating expenses decreased for the three months ended December 31, 2011, compared to the corresponding period of 2010, primarily due to focused cost management and the partial disposition of the trade publication portfolio partially offset by an increase in planned programming spending.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three months ended December 31, 2011, compared to the corresponding period of 2010, primarily reflects the revenue and expense changes discussed above.

Media Additions to PP&E

Media’s PP&E additions during the three months ended December 31, 2011 increased from the corresponding period in 2010 primarily due to television broadcast infrastructure upgrades.

Rogers Communications Inc.	17	Fourth Quarter 2011 Earnings Release

CORPORATE

Other Corporate Developments

On December 9, 2011, we announced that, along with Bell Canada, we are jointly acquiring a net 75 percent equity interest in MLSE being sold by the Ontario Teacher’s Pensions Plan. MLSE is Canada’s preeminent leader in delivering top quality sports and entertainment experiences to fans through its ownership of the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’s Toronto FC, and the AHL’s Toronto Marlies, along with sports entertainment venues and specialty television networks. Rogers’ net cash commitment, following a planned leveraged recapitalization of MLSE, will total approximately $533 million, representing a 37.5 percent equity interest in MLSE, and will be funded with currently available liquidity. The transaction is expected to close in mid-2012 and is subject to regulatory and league approvals.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-GAAP measures operating profit and adjusted operating profit for the period. See the section entitled “Supplementary Information” for a full reconciliation to adjusted operating profit, adjusted net income, adjusted earnings per share and free cash flow. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplementary Information entitled “Segmented Information”.

Net Income and Earnings Per Share

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Net income	$327	$302	8	$1,563	$1,502	4
Income tax expense	95	143	(34)	535	612	(13)
Other expense (income)(1)	3	10	(70)	(8)	(1)	n/m
Finance costs:
Interest on long-term debt	169	164	3	668	669	-
Loss on repayment of long-term debt	-	-	n/m	99	87	14
Foreign exchange loss (gain)	(12)	(13)	(8)	6	(20)	n/m
Change in fair value of derivative instruments	9	26	(65)	(14)	22	n/m
Capitalized interest	(10)	(1)	n/m	(29)	(3)	n/m
Amortization of deferred transaction costs	2	2	-	8	13	(38)
Operating income	583	633	(8)	2,828	2,881	(2)
Impairment of assets	-	11	n/m	-	11	n/m
Depreciation and amortization	454	429	6	1,743	1,639	6
Operating profit	1,037	1,073	(3)	4,571	4,531	1
Stock-based compensation expense (recovery)	34	(26)	n/m	64	50	28
Settlement of pension obligations	-	-	n/m	11	-	n/m
Integration, restructuring and acquisition expenses	23	22	5	70	40	75
Other items, net	-	(5)	n/m	-	14	n/m
Adjusted operating profit	$1,094	$1,064	3	$4,716	$4,635	2

(1)	Other income includes share of the income in associates and joint ventures accounted for using the equity method, net of tax.

We recorded net income of $327 million for the three months ended December 31, 2011, or basic earnings per share of $0.62 and diluted earnings per share of $0.61, compared to net income of $302 million, or basic earnings per share of $0.54 and diluted earnings per share of $0.50 in the corresponding period of 2010.

On an adjusted basis, we recorded net income of $372 million for the three months ended December 31, 2011, or basic and diluted earnings per share of $0.70, compared to adjusted net income of $338 million, or basic and diluted adjusted earnings per share of $0.60 in the corresponding period of 2010.

Income Tax Expense

Our effective income tax rate for the three months ended December 31, 2011 was 22.5%. This rate differed from

Rogers Communications Inc.	18	Fourth Quarter 2011 Earnings Release

the 2011 statutory income tax rate of 28.0% primarily due to an income tax recovery of $30 million resulting from the effect of tax rate changes. With respect to cash income tax payments as opposed to accounting income tax expense, we expect to utilize substantially all of our remaining non-capital income tax loss carryforwards in 2012. As a result of the utilization of our non-capital income tax loss carryforwards as well as of legislation eliminating the deferral of partnership income that was substantively enacted on October 4, 2011, we estimate our cash income tax payments will increase significantly in 2012 from the $99 million we paid in 2011 as detailed in the section of this earnings release entitled “2012 Financial Guidance”. While both of these items impact the timing of cash taxes, neither are expected to have a material impact to our income tax expense for accounting purposes.

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2011	2010	2011	2010

Statutory income tax rate	28.0%	30.5%	28.0%	30.5%

Income before income taxes	$ 422	$ 445	$ 2,098	$ 2,114

Computed income tax expense	$ 118	$ 136	$587	$ 645
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	(30)	(23)	(59)	(69)
Recognition of previously unrecognized deferred tax assets	(8)	(5)	(12)	(5)
Stock-based compensation	2	40	4	40
Other items	13	(5)	15	1
Income tax expense	$ 95	$ 143	$ 535	$ 612
Effective income tax rate	22.5%	32.1%	25.5%	28.9%

Interest on Long-Term Debt

The increase in interest expense for the three months ended December 31, 2011, compared to the corresponding period of 2010, including the impact of cross-currency interest rate exchange agreements (“Debt Derivatives”), reflects the increase in the amount of debt primarily as a result of refinancing activities completed in the first quarter of 2011, substantially offset by a decrease in the weighted-average interest rate on long-term debt at December 31, 2011 compared to December 31, 2010. See the section entitled “Consolidated Liquidity and Capital Resources”.

Foreign Exchange Loss (Gain)

During the three months ended December 31, 2011, the Canadian dollar strengthened by 3.1 cents versus the U.S. dollar resulting in a foreign exchange gain of $12 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. During the three months ended December 31, 2010, the Canadian dollar strengthened by 3.4 cents versus the U.S. dollar, resulting in a foreign exchange gain of $13 million, also primarily related to the US$350 million Senior Notes due 2038 for which the associated Debt Derivatives are not designated as hedges for accounting purposes. Much of this gain is offset by the coincident change in the fair value of our Derivative Instruments as discussed below.

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments expense in the three months ended December 31, 2011 was primarily the result of (i) a non-cash change in the fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes and (ii) a non-cash gain pertaining to an estimate of the relative hedge ineffectiveness of Debt Derivatives which have been designated as hedges for accounting purposes. The change in fair value of the Debt Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months ended December 31, 2011, the Canadian dollar strengthened by 3.1 cents, versus the U.S. dollar. We have recorded the fair value of our Debt Derivatives using an estimated credit-adjusted mark-to-market valuation. Much of this change in the fair value of our Derivative Instruments is offset by the foreign exchange gain discussed above. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Rogers Communications Inc.	19	Fourth Quarter 2011 Earnings Release

Operating Income

The decrease in our operating income in the three months ended December 31, 2011, compared to the corresponding period of 2010, reflects an increase in revenue of $39 million offset by the growth in expenses of $99 million. See the section above entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended December 31, 2011, compared to the corresponding period of 2010, primarily reflects an increase in amortization of certain intangible assets relating to our acquisitions over the past year and an increase in depreciation on PP&E additions, partially related to information technology systems and increased network spending on our LTE network.

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2011	2010	2011	2010

Wireless	$5	$(2)	$10	$12
Cable	5	(5)	9	7
Media	4	(3)	9	10
Corporate	20	(16)	36	21
	$34	$(26)	$64	$50

At December 31, 2011, we had a liability of $194 million, compared to a liability of $180 million at December 31, 2010, related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. In the three months ended December 31, 2011, $16 million, as compared to $9 million for the corresponding period of 2010, was paid to holders of restricted share units, deferred share units, and upon exercise of stock options using a cash settlement feature which we adopted for stock options in May 2007. The expense in a given period, which is included in operating costs under employee salaries and benefits, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units each reporting period.

Integration, Restructuring and Acquisition Expenses

During the three months ended December 31, 2011, we incurred $23 million of integration, restructuring and acquisition expenses to improve our costs structure related to (i) severance costs associated with the targeted restructuring of our employee base ($13 million); and (ii) the closure of certain Rogers Video stores and other exit costs ($10 million).

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless decreased modestly, which was offset by the increases at Cable and Media for the three months ended December 31, 2011, compared to the three months ended December 31, 2010. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended December 31, 2011, consolidated adjusted operating profit increased to $1,094 million, compared to $1,064 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended December 31, 2011 and December 31, 2010, respectively, excludes (i) stock-based compensation expense (recovery) of $34 million and $(26) million; (ii) integration, restructuring and acquisition expenses of $23 million and $22 million; and (iii) other items of $nil and $5 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	20	Fourth Quarter 2011 Earnings Release

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E of $31 million for the three months ended December 31, 2011, and $52 million for the three months ended December 31, 2010, were mainly related to spending on facilities in the current quarter and an enterprise-wide billing and business support systems initiative in the prior periods.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

Three months ended December 31, 2011

For the three months ended December 31, 2011, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,094 million from $1,081 million in the corresponding period of 2010.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended December 31, 2011, cash generated from operations was $1,025 million, compared to $893 million in the corresponding period of 2010. The $132 million increase is primarily the result of a $156 million increase in non-cash operating working capital items, and a $44 million decrease in interest paid in the quarter as a result of the refinancing activities completed in the first quarter of 2011, partially offset by an $81 million increase in income taxes paid. Total net funds generated or raised in the three months ended December 31, 2011 aggregated approximately $1,157 million, comprising the cash generated from operations together with the following:

•	$130 million net advances borrowed under the bank credit facility during the fourth quarter; and

•	$2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three months ended December 31, 2011 totalled approximately $1,190 million, the details of which include the following:

•	additions to PP&E of $621 million, including $32 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $190 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 10 million Class B Non-Voting shares for an aggregate purchase price of approximately $374 million; and

•	payments for program rights and other net investments of $5 million.

Taking into account the opening bank advances of $24 million at the beginning of the period and the generation and uses of funds described above, the bank advances at December 31, 2011 were $57 million.

Financing

Our long-term debt instruments and related derivatives are described in Note 14 and Note 15 to the 2010 Annual Audited Consolidated Financial Statements.

Rogers Communications Inc.	21	Fourth Quarter 2011 Earnings Release

At December 31, 2011, $250 million of long-term debt was borrowed under our $2.4 billion bank credit facility.

Normal Course Issuer Bid

In February 2011, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for a further one year period commencing February 22, 2011 and ending February 21, 2012 and that, during such one year period, we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion, with the actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases to be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended December 31, 2011, we purchased approximately 10 million Class B Non-Voting shares for an aggregate purchase price of $374 million under the NCIB. During the twelve months ended December 31, 2011, we purchased approximately 31 million Class B Non-Voting shares for an aggregate purchase price of $1.1 billion under the NCIB. Of the shares purchased under the NCIB during the twelve months ended December 31, 2011, 9 million were purchased pursuant to private agreements between RCI and arm’s length third party sellers. Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and each is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

In February 2012, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 24, 2012 and ending February 23, 2013, and which during such one-year period we may purchase on the TSX, the NYSE and/or alternate trading systems up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position and other factors.

Interest Rate and Foreign Exchange Management

Foreign Currency Forward Contracts

In July 2011, we entered into an aggregate U.S. $720 million of foreign currency forward contracts to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”). The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average exchange rate of Cdn $0.9643/U.S. $1 from August 2011 through July 2014. As at December 31, 2011, U.S. $620 million of these Expenditure Derivatives remain outstanding, all of which qualify for and have been designated as hedges for accounting purposes.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives hedging our U.S. dollar-denominated debt, whether or not they qualify as hedges for accounting purposes, since all such Debt Derivatives are used for risk-management purposes only and are designated as hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives regardless of qualifications for accounting purposes as a hedge.

Rogers Communications Inc.	22	Fourth Quarter 2011 Earnings Release

During the three months ended December 31, 2011, there was no change in our U.S. dollar-denominated debt or in our Debt Derivatives. At December 31, 2011, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Debt Derivatives hedging our U.S. $350 million Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Hedged Debt Position

(In millions of dollars, except percentages)	December 31, 2011		December 31, 2010

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$5,050
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$5,050
Hedged exchange rate		1.1340		1.1697
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$10,597	Cdn	$9,607
Total long-term debt at fixed rates	Cdn	$10,347	Cdn	$9,607
Percent of long-term debt fixed		97.6%		100.0%

Weighted average interest rate on long-term debt		6.22%		6.68%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2011 and December 31, 2010, RCI accounted for 91.7% and 93.1%, respectively, of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on December 31, 2011 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Debt Derivatives and our Expenditure Derivatives (together our “Derivatives”) using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2011, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2011, the credit-adjusted estimated net liability value of our Debt Derivatives was $499 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability value. The credit-adjusted estimated net asset value of our Expenditure Derivatives was $39 million, which is the same value as the unadjusted risk-free mark-to-market net asset value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset position (A + B)

Debt Derivatives
Mark-to-market value - risk-free analysis	$51	$(548)	$(497)
Mark-to-market value - credit-adjusted estimate (carrying value)	41	(540)	(499)
Difference, Debt Derivatives	(10)	8	(2)

Expenditure Derivatives
Mark-to-market value - risk-free analysis	39	-	39
Mark-to-market value - credit-adjusted estimate (carrying value)	39	-	39

Difference, Expenditure Derivatives	-	-	-

Total Difference	$(10)	$8	$(2)

Rogers Communications Inc.	23	Fourth Quarter 2011 Earnings Release

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities related to our Debt Derivatives at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	December 31, 2011	December 31, 2010

Long-term debt(1)	$10,102	$8,723
Net derivative liabilities for Debt Derivatives at the risk-free analytical value(2)	$497	$917
Total	$10,599	$9,640

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net Debt Derivative liabilities related to our Debt Derivatives at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS.

Outstanding Common Share Data

Set out below is our outstanding common share data as at December 31, 2011 and at December 31, 2010. During the twelve months ended December 31, 2011, we purchased for cancellation 31 million Class B Non-Voting shares for an aggregate purchase price of $1,099 million.

	December 31, 2011	December 31, 2010
Common shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	412,395,406	443,072,044
Total Common shares	524,857,420	555,534,058

Options to purchase Class B Non-Voting shares

Outstanding options	10,689,099	11,841,680
Outstanding options exercisable	5,716,945	6,415,933

(1)

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Rogers Communications Inc.	24	Fourth Quarter 2011 Earnings Release

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

In February 2012, the Board approved an increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board declared a quarterly dividend totalling $0.395 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 2, 2012, to shareholders of record on March 19, 2012, and is the first quarterly dividend to reflect the newly increased $1.58 per share annualized dividend rate.

Rogers Communications Inc.	25	Fourth Quarter 2011 Earnings Release

2012 FINANCIAL GUIDANCE

The following table outlines guidance ranges and assumptions for selected 2012 financial metrics. This information is forward-looking and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and the related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Full Year 2012 Guidance	2011	2012
(In millions of dollars)	Actual	Guidance

Consolidated Guidance
Adjusted operating profit(1)	$4,716	$4,730	to	$4,915
Additions to PP&E(2)	2,127	2,075	to	2,175
Pre-tax free cash flow(3)	1,950	1,950	to	2,050
Cash income taxes	99	425	to	475

Supplemental Details(4)	2011	2012
(In millions of dollars)	Actual	Guidance
Wireless
Network revenue	$6,601	$6,650	to	$6,820
Adjusted operating profit(1)	3,036	3,025	to	3,175

Cable Operations
Revenue(5)	$3,309	$3,385	to	$3,460
Adjusted operating profit(1)	1,549	1,550	to	1,600

Media
Revenue	$1,611	$1,690	to	$1,750
Adjusted operating profit(1)	180	190	to	215

(1)	Excludes (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) other items (net)
(2)	Includes additions to Wireless, Cable Operations, Media, RBS, Video and Corporate PP&E expenditures.
(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), and is not a defined term under IFRS.
(4)

This supplemental detail does not represent part of our formal 2012 guidance and is provided for informative purposes only. Any update over the course of 2012 would only be made to the consolidated level guidance ranges provided above.

(5)	Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Video.

Rogers Communications Inc.	26	Fourth Quarter 2011 Earnings Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

SUPPLEMENTARY INFORMATION

Calculation of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Operating profit	$1,037	$1,073	$4,571	$4,531
Add (deduct):
Stock-based compensation expense (recovery)	34	(26)	64	50
Settlement of pension obligations	-	-	11	-
Integration, restructuring and acquisition expenses	23	22	70	40
Other items, net	-	(5)	-	14
Adjusted operating profit	$1,094	$1,064	$4,716	$4,635

Net income	$327	$302	$1,563	$1,502
Add (deduct):
Stock-based compensation expense (recovery)	34	(26)	64	50
Settlement of pension obligations	-	-	11	-
Integration, restructuring and acquisition expenses	23	22	70	40
Other items, net	-	(5)	-	14
Loss on repayment of long-term debt	-	-	99	87
Impairment of assets	-	11	-	11
Income tax impact of above items	(12)	(6)	(60)	(66)
Income tax charge, cash-settled stock options due to legislative change	-	40	-	40
Adjusted net income	$372	$338	$1,747	$1,678

Adjusted basic earnings per share:
Adjusted net income	$372	$338	$1,747	$1,678
Divided by: weighted average number of shares outstanding	531	561	543	576
Adjusted basic earnings per share	$0.70	$0.60	$3.22	$2.91

Adjusted diluted earnings per share:
Adjusted net income	$372	$338	$1,747	$1,678
Divided by: diluted weighted average number of shares outstanding	534	565	547	580
Adjusted diluted earnings per share	$0.70	$0.60	$3.19	$2.89

Basic earnings per share:
Net income	$327	$302	$1,563	$1,502
Divided by: weighted average number of shares outstanding	531	561	543	576
Basic earnings per share	$0.62	$0.54	$2.88	$2.61

Diluted earnings per share:
Net income	$327	$302	$1,563	$1,502
Effect on net income of dilutive securities	-	(21)	-	-
Diluted net income	$327	$281	$1,563	$1,502
Divided by: diluted weighted average number of shares outstanding	534	565	547	580
Diluted earnings per share	$0.61	$0.50	$2.86	$2.59

Calculation of Free Cash Flow

Adjusted operating profit	$1,094	$1,064	$4,716	$4,635
Add (deduct):
PP&E expenditures	(653)	(591)	(2,127)	(1,834)
Interest on long-term debt, net of capitalization	(159)	(163)	(639)	(666)
Cash income taxes	(82)	(1)	(99)	(152)
Free cash flow	$200	$309	$1,851	$1,983

Rogers Communications Inc.	27	Fourth Quarter 2011 Earnings Release

SUPPLEMENTARY INFORMATION

Quarterly Consolidated Financial Summary(1)

	IFRS
	2011				2010
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$1,826	$1,832	$1,759	$1,721	$1,788	$1,816	$1,707	$1,662
Cable	953	940	950	953	954	946	943	942
Media	428	407	437	339	416	369	386	290
Corporate items and eliminations	(30)	(30)	(31)	(26)	(20)	(20)	(19)	(18)
Total operating revenue	3,177	3,149	3,115	2,987	3,138	3,111	3,017	2,876

Adjusted operating profit (loss)(2)
Wireless	670	815	761	790	704	821	819	829
Cable	416	379	416	401	364	373	343	346
Media	44	55	91	(10)	24	40	62	5
Corporate items and eliminations	(36)	(29)	(26)	(21)	(28)	(16)	(30)	(21)
Adjusted operating profit(2)	1,094	1,220	1,242	1,160	1,064	1,218	1,194	1,159
Stock-based compensation (expense) recovery	(34)	19	(41)	(8)	26	(41)	(9)	(26)
Settlement of pension obligations	-	-	(11)	-	-	-	-	-
Integration, restructuring and acquisition expenses	(23)	(17)	(19)	(11)	(22)	(8)	(8)	(2)
Other items, net	-	-	-	-	5	(4)	-	(15)
Operating profit(2)	1,037	1,222	1,171	1,141	1,073	1,165	1,177	1,116
Depreciation and amortization	(454)	(427)	(444)	(418)	(429)	(399)	(405)	(406)
Impairment of assets	-	-	-	-	(11)	-	-	-
Operating income	583	795	727	723	633	766	772	710
Interest on long-term debt	(169)	(167)	(167)	(165)	(164)	(167)	(170)	(168)
Loss on repayment of long-term debt	-	-	-	(99)	-	(87)	-	-
Other income (expense), net	8	22	6	1	(24)	3	23	(13)
Income tax expense	(95)	(159)	(156)	(125)	(143)	(135)	(173)	(161)
Net income	$327	$491	$410	$335	$302	$380	$452	$368

Add (deduct):
Stock-based compensation expense (recovery)	34	(19)	41	8	(26)	41	9	26
Settlement of pension obligations	-	-	11	-	-	-	-	-
Integration, restructuring and acquisition expenses	23	17	19	11	22	8	8	2
Other items, net	-	-	-	-	(5)	4	-	15
Loss on repayment of long-term debt	-	-	-	99	-	87	-	-
Impairment of assets	-	-	-	-	11	-	-	-
Income tax impact of above items	(12)	(4)	(14)	(30)	(6)	(41)	(5)	(14)
Income tax charge, cash-settled stock options	-	-	-	-	40	-	-	-
Adjusted net income(2)	$372	$485	$467	$423	$338	$479	$464	$397

Earnings per share:
Basic	$0.62	$0.91	$0.75	$0.60	$0.54	$0.66	$0.78	$0.62
Diluted	$0.61	$0.87	$0.75	$0.60	$0.50	$0.66	$0.77	$0.62

As adjusted(2):
Earnings per share:
Basic	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.80	$0.67
Diluted	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.79	$0.67

Additions to PP&E(2)	$653	$559	$520	$395	$591	$439	$439	$365

(1)

This quarterly summary provides the quarterly results under the current period’s presentation. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to wireless and cable products and services are included in the results of operations of Wireless and Cable Operations, respectively. In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	28	Fourth Quarter 2011 Earnings Release

Rogers Communications Inc.

Unaudited Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Operating revenue	$3,177	$3,138	$12,428	$12,142

Operating expenses:
Operating costs	2,117	2,043	7,787	7,571
Integration, restructuring and acquisition costs	23	22	70	40
Depreciation and amortization	454	429	1,743	1,639
Impairment of assets	–	11	–	11

Operating income	583	633	2,828	2,881

Finance costs	(158)	(178)	(738)	(768)
Other income (expense), net	(6)	(5)	1	(1)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	3	(5)	7	2

Income before income taxes	422	445	2,098	2,114

Income tax expense	95	143	535	612
Net income for the period	$327	$302	$1,563	$1,502

Earnings per share:
Basic	$0.62	$0.54	$2.88	$2.61
Diluted	0.61	0.50	2.86	2.59

Rogers Communications Inc.	29	Fourth Quarter 2011 Earnings Release

Rogers Communications Inc.

Unaudited Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	December 31, 2011	December 31, 2010	January 1, 2010

Assets

Current assets:
Cash and cash equivalents	$–	$–	$378
Accounts receivable	1,574	1,443	1,289
Other current assets	322	315	277
Current portion of derivative instruments	16	1	4
	1,912	1,759	1,948

Property, plant and equipment	9,114	8,437	8,136
Goodwill	3,280	3,108	3,011
Intangible assets	2,721	2,591	2,640
Investments	1,107	933	715
Derivative instruments	64	6	78
Other long-term assets	134	147	113
Deferred tax assets	30	52	84
	$18,362	$17,033	$16,725

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$57	$45	$–
Accounts payable and accrued liabilities	2,085	2,133	2,066
Income tax payable	–	238	147
Current portion of provisions	35	21	14
Current portion of long-term debt	–	–	1
Current portion of derivative instruments	37	67	80
Unearned revenue	335	329	335
	2,549	2,833	2,643

Provisions	38	62	58
Long-term debt	10,034	8,654	8,396
Derivative instruments	503	840	1,004
Other long-term liabilities	276	229	177
Deferred tax liabilities	1,390	655	291
	14,790	13,273	12,569

Shareholders’ equity	3,572	3,760	4,156
	$18,362	$17,033	$16,725

Rogers Communications Inc.	30	Fourth Quarter 2011 Earnings Release

Rogers Communications Inc.

Unaudited Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Cash provided by (used in):

Operating activities:
Net income for the period	$327	$302	$1,563	$1,502
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	454	429	1,743	1,639
Impairment of assets	–	11	–	11
Program rights amortization	15	17	57	74
Video rental amortization	8	20	26	54
Finance costs	158	178	738	768
Income tax expense	95	143	535	612
Pension contributions, net of expense	(3)	(10)	(41)	(35)
Settlement of pension obligations	–	–	11	–
Stock-based compensation expense (recovery)	34	(26)	64	50
Amortization of fair value decrement (increment) on long-term debt	–	–	1	(2)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	(3)	5	(7)	(2)
Other	9	12	8	12
	1,094	1,081	4,698	4,683
Change in non-cash operating working capital items	99	(57)	(169)	(386)
	1,193	1,024	4,529	4,297
Income taxes paid	(82)	(1)	(99)	(152)
Interest paid	(86)	(130)	(639)	(651)
	1,025	893	3,791	3,494

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(653)	(591)	(2,127)	(1,834)
Change in non-cash working capital items related to PP&E	32	138	(89)	126
Investment in Cogeco Inc. and Cogeco Cable Inc.	–	(75)	–	(75)
Acquisitions, net of cash and cash equivalents acquired	–	(24)	(532)	(201)
Additions to program rights	(6)	(6)	(56)	(51)
Other	1	(11)	(27)	(29)
	(626)	(569)	(2,831)	(2,064)

Rogers Communications Inc.	31	Fourth Quarter 2011 Earnings Release

Rogers Communications Inc.

Unaudited Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Financing activities:
Issuance of long-term debt	450	460	4,100	2,935
Repayment of long-term debt	(320)	(635)	(2,802)	(2,387)
Premium on repayment of long-term debt	–	–	(76)	(79)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	(1,208)	(816)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	–	–	878	547
Transaction costs incurred	–	(2)	(10)	(10)
Repurchase of Class B Non-Voting shares	(374)	(347)	(1,099)	(1,312)
Proceeds received on exercise of stock options	2	–	3	3
Dividends paid	(190)	(184)	(758)	(734)
	(432)	(708)	(972)	(1,853)

Change in cash and cash equivalents (bank advances)	(33)	(384)	(12)	(423)

Cash and cash equivalents (bank advances), beginning of period	(24)	339	(45)	378
Cash and cash equivalents (bank advances), end of period	$(57)	$(45)	$(57)	$(45)

The change in non-cash operating working capital items is as follows:
(Increase)/decrease in accounts receivable	$(117)	$(76)	$(86)	$(147)
(Increase)/decrease in other assets	57	41	(33)	(89)
Increase/(decrease) in accounts payable and accrued liabilities	153	(30)	(51)	(140)
Increase/(decrease) in income tax payable	–	3	5	(2)
Increase/(decrease) in unearned revenue	6	5	(4)	(8)
	$99	$(57)	$(169)	$(386)

Rogers Communications Inc.	32	Fourth Quarter 2011 Earnings Release

SUPPLEMENTARY INFORMATION

Investments

			December 31, 2011	December 31, 2010	January 1, 2010
	Number	Description	Carrying value	Carrying value	Carrying value

Publicly traded companies, at quoted market value:
Cogeco Cable Inc.	December 31, 2011-	Subordinate Voting	$549	$438	$343
	10,687,925,	Common shares
	(December 31, 2010-
	10,687,925,
	January 1, 2010-
	9,795,675)

Cogeco Inc.	December 31, 2011-	Subordinate Voting	289	224	144
	5,969,390,	Common shares
	(December 31, 2010-
	5,969,390,
	January 1, 2010-
	5,023,300)
Other publicly traded companies			12	13	9
			850	675	496
Private companies, at fair market value			36	26	19
Investments in joint ventures and associates accounted for by the equity method			221	232	200
			$1,107	$933	$715

Long-term Debt

	Due date	Principal amount		Interest Rate	December 31, 2011	December 31, 2010	January 1, 2010

Bank credit facility				Floating	$ 250	–	$ –
Senior Notes	2011	$	U.S. 490	9.625%	–	–	515
Senior Notes	2011		460	7.625%	–	–	460
Senior Notes	2011		175	7.25%	–	–	175
Senior Notes	2012		U.S. 350	7.875%	–	348	368
Senior Notes	2012		U.S. 470	7.25%	–	468	494
Senior Notes	2013		U.S. 350	6.25%	356	348	368
Senior Notes	2014		U.S. 750	6.375%	763	746	788
Senior Notes	2014		U.S. 350	5.50%	356	348	368
Senior Notes	2015		U.S. 550	7.50%	559	547	578
Senior Notes	2015		U.S. 280	6.75%	285	279	294
Senior Notes	2016		1,000	5.80%	1,000	1,000	1,000
Senior Notes	2018		U.S.1,400	6.80%	1,424	1,392	1,471
Senior Notes	2019		500	5.38%	500	500	500
Senior Notes	2020		900	4.70%	900	900	–
Senior Notes	2021		1,450	5.34%	1,450	–	–
Senior Debentures	2032		U.S. 200	8.75%	203	199	210
Senior Notes	2038		U.S. 350	7.50%	356	348	368
Senior Notes	2039		500	6.68%	500	500	500
Senior Notes	2040		800	6.11%	800	800	–
Senior Notes	2041		400	6.56%	400	–	–
					10,102	8,723	8,457

Fair value increment (decrement) arising from purchase accounting					(4)	(5)	6
Deferred transaction costs and discounts					(64)	(64)	(67)
Capital leases					–	–	1
Less current portion					–	–	(1)
					$10,034	$8,654	8,396

Rogers Communications Inc.	33	Fourth Quarter 2011 Earnings Release

Shareholder’s Equity

	Class A Voting Shares		Class B Non-Voting Shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares
		(000s)		(000s)
Balances, January 1, 2011	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the year	–	–	–	–	–	1,563	–		1,563
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(67)	–	–	(67)
Available-for-sale investments, net of tax	–	–	–	–	–	–	152	–	152
Derivative instruments, net of tax	–	–	–	–	–	–	–	30	30
Total other comprehensive income	–	–	–	–	–	(67)	152	30	115

Comprehensive income for the year	–	–	–	–	–	1,496	152	30	1,678
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B
Non-Voting shares	–	–	(30)	(30,943)	(870)	(199)	–	–	(1,099)
Dividends declared	–	–	–	–	–	(766)	–	–	(766)
Shares issued on exercise of stock options	–	–	10	266	–	–	–	–	10
Acquisition of non-controlling interests	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(20)	(30,677)	(870)	(976)	–	–	(1,866)
Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Rogers Communications Inc.	34	Fourth Quarter 2011 Earnings Release

Segmented Information

For the three months ended December 31, 2011

(In millions of Canadian dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,826	$953	$428	$(30)	$3,177

Operating costs	1,156	537	384	6	2,083
	670	416	44	(36)	1,094
Integration, restructuring and acquisition costs	3	16	3	1	23
Stock-based compensation expense	5	5	4	20	34
	662	395	37	(57)	1,037

Depreciation and amortization	182	215	15	42	454

Operating income (loss)	$480	$180	$22	$(99)	$583

Finance costs					(158)
Other expense, net					(6)
Share of income of associates and joint ventures accounted for using equity method, net of income tax					3
Income before income taxes					$422
Additions to PP&E	$347	$244	$31	$31	$653

For the three months ended December 31, 2010

(In millions of Canadian dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,788	$954	$416	$(20)	$3,138

Operating costs	1,084	590	392	8	2,074
	704	364	24	(28)	1,064
Integration, restructuring and acquisition costs	1	10	11	-	22
Stock-based compensation (recovery) expense	(2)	(5)	(3)	(16)	(26)
Other items, net	(5)	-	-	-	(5)
	710	359	16	(12)	1,073

Depreciation and amortization	164	212	19	34	429
Impairment of assets	-	-	11	-	11

Operating income (loss)	$546	$147	$(14)	$(46)	$633

Finance costs					(178)
Other expense, net					(5)
Share of loss of associates and joint ventures accounted for using equity method, net of income tax					(5)
Income before income taxes					$445
Additions to PP&E	$346	$178	$15	$52	$591

Rogers Communications Inc.	35	Fourth Quarter 2011 Earnings Release

Segmented Information

For the twelve months ended December 31, 2011

(In millions of Canadian dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$7,138	$3,796	$1,611	$(117)	$12,428

Operating costs	4,102	2,184	1,431	(5)	7,712
	3,036	1,612	180	(112)	4,716
Integration, restructuring and acquisition costs	16	39	14	1	70
Stock-based compensation expense	10	9	9	36	64
Settlement of pension obligations	2	5	3	1	11
	3,008	1,559	154	(150)	4,571

Depreciation and amortization	674	843	63	163	1,743

Operating income (loss)	$2,334	$716	$91	$(313)	$2,828

Finance costs					(738)
Other income, net					1
Share of income of associates and joint ventures accounted for using equity method, net of income tax					7
Income before income taxes					$2,098
Additions to PP&E	$1,192	$803	$61	$71	$2,127

For the twelve months ended December 31, 2010

(In millions of Canadian dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$6,973	$3,785	$1,461	$(77)	$12,142

Operating costs	3,800	2,359	1,330	18	7,507
	3,173	1,426	131	(95)	4,635
Integration, restructuring and acquisition costs	5	23	12	-	40
Stock-based compensation expense	12	7	10	21	50
Other items, net	5	5	4	-	14
	3,151	1,391	105	(116)	4,531

Depreciation and amortization	648	807	60	124	1,639
Impairment of assets	-	-	11	-	11

Operating income (loss)	$2,503	$584	$34	$(240)	$2,881

Finance costs					(768)
Other expense, net					(1)
Share of income of associates and joint ventures accounted for using equity method, net of income tax					2
Income before income taxes					$2,114
Additions to PP&E	$937	$662	$38	$197	$1,834

Rogers Communications Inc.	36	Fourth Quarter 2011 Earnings Release

Segmented Information

For the three months ended December 31, 2011

	Cable
(In millions of Canadian dollars)	Cable Operations	Rogers Business Solutions	Video	Total Cable

Operating revenue	$838	$93	$22	$953

Operating costs	435	73	29	537
	403	20	(7)	416
Integration, restructuring and acquisition costs	2	11	3	16
Stock-based compensation expense	5	-	-	5
	396	9	(10)	395
Depreciation and amortization				215
Operating income				$180
Additions to PP&E	$231	$13	$-	$244

For the three months ended December 31, 2010

	Cable
(In millions of Canadian dollars)	Cable Operations	Rogers Business Solutions	Video	Total Cable

Operating revenue	$811	$111	$32	$954

Operating costs	439	99	52	590
	372	12	(20)	364

Integration, restructuring and acquisition costs	-	9	1	10
Stock-based compensation recovery	(5)	-	-	(5)
	377	3	(21)	359
Depreciation and amortization				212
Operating income				$147
Additions to PP&E	$157	$13	$8	$178

Rogers Communications Inc.	37	Fourth Quarter 2011 Earnings Release

Segmented Information

For the twelve months ended December 31, 2011

	Cable
(In millions of Canadian dollars)	Cable Operations	Rogers Business Solutions	Video	Total Cable

Operating revenue	$3,309	$405	$82	$3,796

Operating costs	1,760	319	105	2,184
	1,549	86	(23)	1,612
Integration, restructuring and acquisition costs	8	17	14	39
Stock-based compensation expense	9	-	-	9
Settlement of pension obligations	4	1	-	5
	1,528	68	(37)	1,559
Depreciation and amortization				843
Operating income				$716
Additions to PP&E	$748	$55	$-	$803

For the twelve months ended December 31, 2010

	Cable
(In millions of Canadian dollars)	Cable Operations	Rogers Business Solutions	Video	Total Cable

Operating revenue	$3,190	$452	$143	$3,785

Operating costs	1,771	412	176	2,359
	1,419	40	(33)	1,426
Integration, restructuring and acquisition costs	3	13	7	23
Stock-based compensation expense	7	-	-	7
Other items, net	7	-	(2)	5
	1,402	27	(38)	1,391
Depreciation and amortization				807
Operating income				$584
Additions to PP&E	$611	$38	$13	$662

Rogers Communications Inc.	38	Fourth Quarter 2011 Earnings Release

Audited Full Year 2011 Financial Statements

In late February 2012, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2011 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com/investors, sedar.com and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements or

Rogers Communications Inc.	39	Fourth Quarter 2011 Earnings Release

assumptions, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2010 Annual MD&A. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, February 22, 2012. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website rogers.com/investors for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	40	Fourth Quarter 2011 Earnings Release